UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑   Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hoplite Power, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      September 26, 2014

Physical address of issuer
29-10 Thomson Avenue, NY Designs C760 Ste. 20, Long Island City, NY 11101

Website of issuer
www.hoplitepower.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
October 14, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$119,592.00	$142,855.30
Cash & Cash Equivalents	$46,788.82	$80,084.90
Accounts Receivable	$0.00	$0.00
Short-term Debt	$258.29	$11,281.24
Long-term Debt	$1,022,500.00	$651,869.25
Revenues/Sales	$9,723.98	$13,344.52
Cost of Goods Sold	$252.80	$459.77
Taxes Paid	$46.00	$452.00
Net Income	-$133,014.33	-$387,240.35

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 12, 2019

FORM C/A

Up to $107,000.00

Hoplite Power, Inc.



Explanatory Note

Hoplite Power, Inc (the "Company") is filing this Amendment to its Form C/A, which was filed with the Securities and Exchange Commission on July 26, 2019. This Amendment is filed to add additional details on the company in the Company Summary attached hereto as Exhibit B, add a webinar transcript attached hereto as Exhibit G, and extend the offering deadline to October 14, 2019.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Hoplite Power, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.hoplitepower.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is September 12, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.hoplitepower.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Hoplite Power, Inc. (the "Company") is a Delaware Corporation that was originally formed on April 1, 2014 as Hoplite Power LLC, and then converted into a corporation on September 26, 2014.

The Company is located at 29-10 Thomson Avenue, NYDesigns C760 Ste. 20, Long Island City, NY 11101.

The Company's website is www.hoplitepower.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Hoplite Power has built a smartphone charging solution for sports stadiums, large venues, events, and more. The Company designs, manufactures, and operates scalable networks for on-demand device charging featuring Hoplite Hubs (smart kiosks) that vend and recharge Hoplites (portable, rentable battery packs). We are a business to business to consumer (B2B2C) business whereby we install our kiosks at our business partners' various locations and provide our charging services directly to their customers.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	October 14, 2019
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 45 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our charging services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved charging services and thus may be better equipped than us to develop and commercialize charging services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our charging services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jordan Mayerson and Nikolas Schreiber who are Co-Founder & CEO, Director and Co-Founder & CTO, Director of the Company. The Company has or intends to enter into employment agreements with Jordan Mayerson and Nikolas Schreiber although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jordan Mayerson and Nikolas Schreiber or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We rely on other companies to provide raw materials, major components, subsystems, and the like for our products.
We depend on these suppliers, distributors, manufacturers, and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not

provide raw materials, major components, subsystems, and the like which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, major component, or subsystem.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products and services. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain components in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial

timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result

from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

We rely on various intellectual property rights, including trade secrets, proprietary processes, and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jordan Mayerson and Nikolas Schreiber in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jordan Mayerson and Nikolas Schreiber die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S..
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and

performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
We typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material and manufacturing component costs are a significant operating expense. The cost of raw materials and manufacturing component costs can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, and supply and demand considerations.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing rentals, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will

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depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality charging solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our charging solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our charging solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our hardware and software developers and the suppliers of the third-party hardware and software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with smartphones, devices, and other similar electronic products of other companies and with our customers' existing IT infrastructures.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations and customers. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may be subject to a lawsuit with an affiliate of our Company that may result our incurring damages or other material adverse consequences.

In January 2018, the Company's Board of Directors and Shareholders voted to terminate one of its co-founders, who also served as President and a Board Director of the Company. This former President and Board Director could file a claim, suit or other legal action against the Company relating to his termination and other actions taken by the board of directors of our company. While the outcome of such legal action is inherently uncertain and the results cannot be predicted with certainty, an adverse outcome of such litigation could adversely affect our financial condition our ability to conduct our business and your investment could lose value.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration

under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 83.28% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time

as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the

Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/AAND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Hoplite Power has built a smartphone charging solution for sports stadiums, large venues, events, and more. The Company designs, manufactures, and operates scalable networks for on-demand device charging featuring Hoplite Hubs (smart kiosks) that vend and recharge Hoplites (portable, rentable battery packs). We are a B2B2C business whereby we install our kiosks at our business partners' various locations and provide our charging services directly to their customers.

Business Plan

A dead smartphone means no connectivity to digital technology; no web, no apps, no data, no streaming. People need a convenient way to charge their devices when they are out and about without being tied to one location or having to carry around a charger everywhere. As more sports teams and entertainment venues leverage digital technology to enhance the fan experience and interact with their customers, there is a real need for people to stay powered so they can stay connected. By targeting professional sports facilities, theme parks, and other large venues, we are leveraging these businesses' abilities to attract high foot-traffic and customers with a willingness to spend, who also tend to be active on social media, stream content, take pictures, analyze stats, etc. (i.e., heavy phone users). Our proprietary Hoplite Hubs (autonomous vending kiosks) store, dispense, and automatically recharge Hoplites, which are our portable, rentable, slim and trim universal battery packs. Hoplites can be rented for up to 24 hours and can be returned to any Hub in the network. We generate revenue via the fees associated with Hoplite rentals; each rental affords the user up to 24 hours of convenient phone charging. We offer our partners a revenue share, based on the number of rentals, in exchange for hosting our Hoplite Hubs on their premises. Currently, we do not sell our Hoplite Hubs and Hoplites directly to our partners, and instead maintain full ownership and operational control of our deployed assets. We plan to launch an advertising and sponsorship platform over the next two years to facilitate generation of revenue by selling digital advertising space on our Hoplite Hubs' screens, and by selling branding packages to sponsors who will customize branding on the physical exteriors of our Hoplite Hubs and Hoplites.

History of the Business

Hoplite Power was founded on the idea that people should not have to disrupt their daily lives in order to keep their phone charged throughout the day. When the Company was launched in 2014, there were a handful of charging solutions and charging services offered in the marketplace. However, almost all of such products were stationary. In order to charge a mobile phone, the user would either have to lock his/her phone inside of a charging locker—meaning that the phone could not be concurrently used—or would have to tether to a charging kiosk or charging table via a loose cable which limited mobility until the device was sufficiently charged. The concept for Hoplite Power was conceived in 2014 shortly after one of the Company's co-founders saw a charging locker in a bar in New York City. He immediately recognized the opportunity for a network-based charging solution that was fully portable for the customer and could be used anywhere at any time. Additionally, since phone charging was becoming an operational nuisance for businesses such as bars, restaurants, music venues, and the like, the Company also understood the need for a network-based charging solution that was fully autonomous and operated independently. Hoplite Power has been developing the Hoplite Hub and Hoplite charger ever since.

In early 2017, the Company launched a pilot program in New York City in order to test their first-generation Hoplite Hub and Hoplite chargers and to better refine their product offering before targeting the larger market. While the initial Hoplites were sourced from battery suppliers abroad, all remaining hardware and software needed to enable the Hoplite Charging Network was designed and developed internally by the Hoplite Power team. Hoplite Power's pilot program network grew to a maximum size of 17 installed Hoplite Hubs throughout Manhattan and Brooklyn and consists of 16 installed Hubs as of June 30, 2019. Throughout the course of the pilot, Hoplite Power has provided thousands of on-demand charges and has seen hundreds of repeat customers. The pilot program has been instrumental in the continued development of the Company's services.

The Company has used funding from its previous funding rounds to further develop the Company's services. The Company received its first round of outside capital from MBC Shisaku Fund, a Japanese venture capital fund, in late 2017 and a follow-on investment in mid-2018. The proceeds from these investments allowed the Company to develop the second-generation of its Hoplite Hub and Hoplite charger, which we expect to pilot in late summer 2019 and formally launch by the end of 2019.

The Company's Products and/or Services

Product / Service	Description	Current Market
Hoplite Charging Network	Our proprietary Hoplite Hubs (autonomous vending kiosks) store, dispense, and automatically recharge Hoplites, which are our portable, rentable, slim and trim universal battery packs. Hoplites can be rented for up to 24 hours and can be returned to any Hub in the network.	Sports fans, concert goers, convention and expo attendees, hospitality patrons, on-the-go smartphone users

We are currently in the process of developing the tools and features needed to turn the Hoplite Charging Network into a unique out-of-home digital advertising and sponsorship platform allowing for interaction with, and exposure to, targeted audiences and demographics. Advertisers and marketers will be able to design and launch multi-layered and immersive campaigns including digital advertising on our Hubs' touchscreens, and physical branding on both our Hubs' and Hoplites' exteriors.

We market our Hoplite Hubs and Hoplites directly to stadiums, arenas, sports teams, convention centers, music venues, theme parks, event operators, and other active participants in the live entertainment and hospitality spaces. To reach the potential partner businesses, we leverage press releases and advertising in industry publications and by exhibiting at trade shows and conferences. Also, given the close-knit nature of our target markets (e.g., sports leagues), we sometimes receive warm introductions from existing clients within the industry, which can greatly streamline our sales processes.

Competition

The Company's primary competitors are ChargeItSpot, FuelRod, MobileQubes, NRG GO.

We operate in a competitive and rapidly changing global marketplace and compete with a variety of organizations that offer products or services competitive with those we offer. These markets are characterized by frequent product introductions and technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal chargers, and other digital electronic devices. Principal competitive factors important to the Company include price, product features, relative price/performance, technological skills and engineering expertise, product quality and reliability, design innovation, deployment flexibility, strong complementary software ecosystem, marketing and distribution capability, service and support and corporate reputation. Our success depends on the popularity of our service offering and the value we provide to our various business and location partners.

Customer Base

As a B2B2C company, our customers to include both our location partners and our end users. On a B2B basis, Hoplite Power targets stadiums, arenas, theme parks, music venues, hotels, and other heavy-foot-traffic locations. In May 2019, we announced our contract with the New York Mets to install at least five kiosks at Citi Field during the 2019 season, and we are receiving strong interest in our offering from other professional sports teams and venues currently. On a B2C basis, Hoplite Power targets credit-card holding, smartphone owners who value convenience and time-saving products and services; our users tend to be individuals in the 18-50 age demographic who are active phone users (e.g., post on social media, stream online content, take pictures and videos, etc.).

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5028074	Battery charging services	HOPLITE	May 1, 2015	August 23, 2016	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

In January 2018, the Company's Board of Directors and Shareholders voted to terminate one of its co-founders, who also served as President and a Board Director of the Company. This former President and Board Director could file a claim, suit or other legal action against the Company relating to his termination and other actions taken by the board of directors of our company.

Other

The Company's principal address is 29-10 Thomson Avenue, NYDesigns C760 Ste. 20, Long Island City, NY 11101

The Company conducts business in New York and New Jersey.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	60.00%	$15,000	23.36%	$25,000
Research and Development	0.00%	$0	9.35%	$10,000
Manufacturing	0.00%	$0	46.73%	$50,000
Repayment of Debt	0.00%	$0	6.54%	$7,000
General Working Capital	40.00%	$10,000	14.02%	$15,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

* This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering. It is also not inclusive of fees paid for use of the iDisclose Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers
The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jordan Mayerson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, September 2014 – Present

President, January 2018 – Present
Director, September 2014 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Hoplite Power, Inc.
CEO, September 2014 – Present
- Oversee day-to-day management of the Company

Goldman Sachs
Associate, August 2014 – January 2015
Credit Analyst, September 2013 – July 2014
- Member of team that managed and de-risk Goldman Sach's relationship lending portfolio consisting of revolving credit facilities and loans with aggregate notional value of approximately $75 billion
- Responsible for covering and marking 40+ active positions across various industries

Guggenheim Securities
Investment Banking Analyst, July 2011 – August 2013
- Participated in the origination, advisory, and execution of M&A, equity, and debt products in the Technology, Media, and Telecom industries; advised on $4B+ in investment banking transactions

Education

Bachelor's degree in Economics, The Wharton School of Business, University of Pennsylvania
- Concentrations in Finance and Operations Management

Bachelor's degree in Applied Science, The School of Engineering, University of Pennsylvania
- Major in Computer Science

Name

Nikolas Schreiber

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, December 2017 – Present
VP Engineering, September 2014 – December 2017
Secretary, January 2018 – Present
Director, May 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Hoplite Power, Inc.
CTO, December 2017 – Present

VP Engineering, September 2014 – December 2017
- Oversee technology development for the Company
- Managed product engineering for the Company

Education

Master of Business Administration, New York University
- Specializations in Entrepreneurship & Global Business

Bachelor's degree in Mechanical Engineering, University of Delaware
- Minors in Electrical Engineering, Material Science, Energy & Sustainability

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in New York, USA.

The Company currently has the following employment agreements in place:

Employee	Description	Effective Date	Termination Date
Jordan Mayerson	Employment Offer Letter (Salaried)	June 1, 2018	N/A
Nikolas Schreiber	2nd Amended Employment Offer	June 1, 2018	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,500,067
Voting Rights	One vote per share of Common Stock.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Currently, the Company has authorized a total of 3,000,000 shares. The Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	2018 INCENTIVE COMPENSATION PLAN Options
Amount outstanding	Options, which if exercised would equal 717,933 Shares of Common Stock
Voting Rights	Until the options are exercised, and shares of common stock are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Currently, the Company has authorized a total of 1,700,850 options, of which 982,917 have vested and been exercised. The Board of Directors may decide at some point in the future to issue additional Options, which may dilute the value of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

The Company has the following debt outstanding:

Type of debt	Friends & Family Notes Convertible Notes
Amount outstanding	$472,500 Principal Amount
Interest rate and payment schedule	2% per annum
Amortization Schedule	At any time after the Maturity Date, at the discretion of the Holder (and assuming no equity financing has occurred), the entire principal amount of the Notes, plus unpaid accrued interest, will convert into shares of Company common stock at a conversion price per share equal to the Company's valuation at such time divided by the fully-diluted capitalization.
Describe any collateral or security	The Notes are unsecured debts.
Maturity Date	June 30, 2020
Other material terms	N/A

Type of debt	MBC Seed Notes 1 Convertible Notes
Amount outstanding	$300,000 Principal Amount
Interest rate and payment schedule	5% per year
Amortization Schedule	At any time after the Maturity Date, at the discretion of the Holder (and assuming no equity financing has occurred), the entire principal amount of the Notes, plus unpaid accrued interest, will convert into shares of Company common stock at a conversion price per share equal to the Company's valuation at such time divided by the fully-diluted capitalization.
Describe any collateral or security	The Notes are unsecured debts.
Maturity Date	June 30, 2020
Other material terms	N/A

Type of debt	MBC Seed Notes 2 Convertible Notes
Amount outstanding	$250,000 Principal Amount
Interest rate and payment schedule	5%
Amortization Schedule	At any time after the Maturity Date, at the discretion of the Holder (and assuming no equity financing has occurred), the entire principal amount of the Notes, plus unpaid accrued interest, will convert into shares of Company common stock at a conversion price per share equal to the Company's valuation at such time divided by the fully-diluted capitalization.
Describe any collateral or security	The Notes are unsecured debts.
Maturity Date	June 30, 2020
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Citibank N.A.
Amount outstanding	$115,000.00 Principal Amount
Interest rate and payment schedule	Interest will accrue on the Account's outstanding principal balance at a variable rate equal to the prime rate as published in The Wall Street Journal, plus an interest margin of 0.00% per annum. There are no penalties for prepayment.
Amortization schedule	Each month, the Company must pay (a) the greater of (i) 2% of the outstanding balance on the last of each billing period or (ii) $100.00, plus (b) accrued interest and all charges since the date of the last payment. If Citibank cancels the right for the Company to obtain additional credit under the Agreement, the Company must repay the outstanding principal balance in equal consecutive monthly installments, together with accrued monthly interest and other charges, over a period to be determined by Citibank; the period at minimum will be 36 months and at a maximum will be 84 months.
Describe any collateral or security	The line of credit is fully cash collateralized by a $150,000 CD funded independently by Michael Mayerson and Jessica Mayerson, father and mother of Jordan Mayerson, the Company's Co-Founder and CEO.
Maturity date	N/A
Other material terms	Approved for a credit limit of $150,000. It is required for the Company to maintain its primary business checking account with Citibank during the term of the credit facility. Not maintaining the Company's primary checking account with Citibank or closing the Company's checking account with Citibank constitutes a default under the terms of the Agreement.

Type of debt	Bank loan
Name of creditor	American Express National Bank
Amount outstanding	$5,140.80
Interest rate and payment schedule	11.9% effective interest There are no penalties for prepayment.
Amortization schedule	Daily debits of $30.44, consisting of principal and interest

Describe any collateral or security	A security interest has been provided in the following properties: (a) any and all amounts owing to you now or in the future from any merchant processor, including the Settlement Amounts; (b) all Accounts; (c) all Chattel Paper (including Tangible Chattel Paper and Electronic Chattel Paper); (d) all Instruments; (e) all Goods, including, without limitation, Equipment, Inventory, Farm Products, Accessions, and As Extracted Collateral; (f) all Documents; (g) all General Intangibles (including, without limitation, Payment Intangibles and software); (h) all Deposit Accounts; (i) all Letter of Credit Rights; (j) all Investment Property; (k) all Supporting Obligations; (l) all trademarks, trade names, service marks, logos and other sources of business identifiers, and all registrations, recordings and applications with the U.S. Patent and Trademark Office and all renewals, reissues and extensions thereof; (m) any records and data relating to any of the foregoing, whether in the form of a writing, photograph, microfilm, microfiche, or electronic media, together with all of your right, title and interest in and to all computer software required to utilize, create, maintain, and process any such records or data on electronic media; and (n) any and all proceeds of any of the foregoing, including insurance proceeds or other proceeds from the sale, destruction, loss, or other disposition of any of any of the foregoing, and sums due from a third party who has damaged or destroyed any of the foregoing or from that party's insurer, whether due to judgment, settlement or other process. The loan has also been guaranteed in full by Jordan Mayerson, who has executed a Personal Guarantee and Suretyship Agreement, alongside the loan agreement.
Maturity date	May 22, 2020
Other material terms	Certain events of default include: 1. As of any measuring date, Company's total sales, total revenue, Settlement Amounts or the total deposits into Company's deposit accounts, in each case, for any monthly, rolling three (3) month or rolling twelve (12) month period

	during the Term, have dropped by more than 25% as compared to the same period during the immediately preceding year; 2. Only if the Company have a Debit ACH Loan: attempts to debit Company's Repayment Account(s) have been rejected three (3) times during the Term (i) for insufficient funds or (ii) for any other reason; 3. If the Company cancel or change Company's repayment mechanics, without Citibank's prior signed consent, including but not limited to utilizing the services of a Card Processor, other than as set forth in the Agreement, to process all or a portion of Company's Settlement Amounts. 4. Company's or any of Company's affiliates' merchant account number is cancelled by Citibank, any Card Processor or by any of Citibank's affiliates.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	1	$250,000.00	Technology Development, Team, Marketing, Prototyping, Initial Manufacturing, Travel/Conferences, General Operations	May 10, 2018	Regulation S
Convertible Notes	1	$300,000.00	Technology Development, Team, Marketing, Prototyping, Initial Manufacturing, Travel/Conferences, General Operations	July 31, 2017	Regulation S
Convertible Notes	8	$168,900.00	Technology Development, Team, Marketing, Prototyping, Initial Manufacturing, Travel/Conferences, General Operations	July 15, 2016 – May 15, 2017	4(a)(2)

Ownership

A majority of the Company is owned by co-founders Jordan Mayerson and Nikolas Schreiber, who in aggregate own 83.28% of the Company's voting shares. The remainder of the issued and outstanding shares belong to advisors, employees, former employees, and former advisers.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jordan Mayerson[1]	57.70%
Nikolas Schreiber[2]	25.58%

(1)   Jordan Mayerson owns 445,833 Options, of which 89,167 are convertible into 89,167 shares of Common Stock within 60 days.

(2)   Nikolas Schreiber owns 256,250 Options, of which 51,250 are convertible into 51,250 shares of Common Stock within 60 days

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$13,345	($120,725.00)	$0.00

Operations

Since inception, the Company has raised a total of $1,022,500 in funding. In 2015, 2016, and 2017, the Company raised a total of $472,500 in Friends & Family convertible notes. In 2017 the Company raised an additional $300,000 in Seed convertible notes and received cash proceeds in two tranches: $175,000 in 2017 and $125,000 in 2018. In 2018 the Company raised $250,000 in follow-on Seed convertible notes.

In addition, the Company was able to secure a $150,000 secured line of credit from Citibank on May 22, 2019, which extends our liquidity and operational runway. Following the Offering, we should have enough liquidity to execute our business plan for four to six months. Our primary challenges revolve around scaling an internally developed, capital intensive hardware technology while expanding our team's capabilities and executing on all other business activities.

The Company does not expect to achieve profitability for approximately the next 12 months and intends to focus on the following:

- Hiring of additional employees, including a lead software developer and a sales director.
- Enhancing and building new software platforms, including the Hub software module, website, backend systems, and mobile apps.

- Establishing a domestic contract manufacturing partnership for the future production, assembly, and inventorying of new Hoplite Hub units.
- Driving down component and production costs by achieving scale in manufacturing.
- Improving technical operations and defining best-practice servicing protocols.
- Executing sales, marketing, and promotional campaigns to expand our industry exposure and customer awareness.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently are reliant on our secured line of credit for our current cash needs, which will be augmented by the Offering.

The Company has the following sources of capital in addition to the proceeds from the Offering:
- Citi Business Line of Credit - $150,000 (Credit Limit)
- Amex Merchant Financing Loan - $6,800 (Initial Principal)

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000 in principal amount of Crowd Notes for up to $107,000. 00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 14, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum

Amount up to $107,000.00 (the "Maximum Amount"), and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe any commission, whether directly or indirectly, in cash or securities, to the intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation
The issuer will not owe any commission, whether directly or indirectly, in cash or securities, to the intermediary at the conclusion of the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap

$6,000,000 or $5,500,000 (See Conversion Price below)

Discount

20.0%

Conversion

Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the Investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election; or (ii) a Corporate Transaction.

b. If the Investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive membership interests of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Note, the Company's Preferred Shares issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:

i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to the Conversion Mechanics set forth above shall be calculated as follows:

(i)   Investors that purchase the first Fifty-Three Thousand, Five Hundred (53,500) Crowd Notes and thereby fund the first Fifty-Three Thousand, Five Hundred Dollars ($53,500) will receive Crowd Notes with a conversion provision based on a $5,500,000 ($5.5 million) valuation cap instead of a $6,000,000 ($6 million) valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $5,500,000 ($5.5 million) valuation cap (instead of $6 million); or

(ii)   The lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Share by the investors in the Qualified Equity Financing; or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any Investor in a Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

a.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

b.   If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:

    i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii.   the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii.   the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv.   the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities have no voting rights at present and, except with respect to a Major Investor, may not have voting rights when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings may dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Crowd Notes.
- The Investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Jordan Mayerson
Relationship to the Company	Co-Founder & CEO
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	Short-term liquidity and cash availability
Benefits or compensation received by Company	Repayment in full.
Description of the transaction	Revolving line of credit for co-founder's short-term liquidity purposes. First made available May 2018 and closed as of April 2019. All borrowings under the agreement have been repaid.

Securities

Related Person/Entity	Jordan Mayerson
Relationship to the Company	Co-Founder & CEO
Total amount of money involved	$170,000.00
Benefits or compensation received by related person	Investment returns
Benefits or compensation received by Company	Initial capital for business
Description of the transaction	Purchase of Hoplite Power, Inc. Friends & Family Convertible Notes

Related Person/Entity	Nikolas Schreiber
Relationship to the Company	Co-Founder & CTO
Total amount of money involved	$6,000.00
Benefits or compensation received by related person	Investment returns
Benefits or compensation received by Company	Initial capital for business
Description of the transaction	Purchase of Hoplite Power, Inc. Friends & Family Convertible Notes

Related Person/Entity	Jessica Mayerson
Relationship to the Company	Mother of Jordan Mayerson, Co-Founder & CEO
Total amount of money involved	$52,500.00
Benefits or compensation received by related person	Investment returns
Benefits or compensation received by Company	Initial capital for business
Description of the transaction	Purchase of Hoplite Power, Inc. Friends & Family Convertible Notes

Related Person/Entity	Mayerson Family Trust dated March 3, 2011
Relationship to the Company	A California revocable trust controlled by its sole trustee, Mickey Mayerson, father of Jordan Mayerson, Co-Founder & CEO
Total amount of money involved	$110,500.00
Benefits or compensation received by related person	Investment returns
Benefits or compensation received by Company	Initial capital for business
Description of the transaction	Purchase of Hoplite Power, Inc. Friends & Family Convertible Notes

Other Transactions

Related Person/Entity	Hoplite Power LLC
Relationship to the Company	Initial legal entity
Total amount of money involved	$4,369.25
Benefits or compensation received by related person	Transfer of assets to newly incorporated Hoplite Power, Inc. entity, which would continue on as the corporate successor
Benefits or compensation received by Company	The Company received and organized the corporate assets under the reincorporated entity to allow for future capital raises and investments. The Company has been operating as a C-Corp since September 2014 following this transaction.
Description of the transaction	Asset purchase by Hoplite Power, Inc. from Hoplite Power LLC. Transfer of corporate assets following incorporation in September 2014. Total amount under the purchase agreement has been rolled into equity and the liability is no longer outstanding.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jordan Mayerson
(Signature)

Jordan Mayerson
(Name)

Co-Founder & CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Jordan Mayerson
(Signature)

Jordan Mayerson
(Name)

Co-Founder & CEO, Director
(Title)

September 12, 2019
(Date)

/s/Nikolas Schreiber
(Signature)

Nikolas Schreiber
(Name)

Co-Founder & CTO, Director
(Title)

September 12, 2019
(Date)

I, Jordan Mayerson, being the founder of Hoplite Power, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Jordan Mayerson
(Signature)

Jordan Mayerson
(Name)

Co-Founder & CEO, Director
(Title)

September 12, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

Hoplite Power, Inc.

BALANCE SHEET As of
December 31, 2018

	JAN - DEC 2017	JAN - DEC 2018
ASSETS		
Current Assets		
Bank Accounts		
CapitalOne Checking	80,084.90	46,788.82
Total Bank Accounts	**$80,084.90**	**$46,788.82**
Other Current Assets		
Loan Due From Officer	15,236.48	12,070.43
Prepaid Expenses	2,889.68	3,467.74
Undeposited Funds	0.00	0.00
Total Other Current Assets	**$18,126.16**	**$15,538.17**
Total Current Assets	**$98,211.06**	**$62,326.99**
Fixed Assets		
Computer Equipment	1,059.69	2,044.68
Hoplite 2.0 Inventory - In Progress	0.00	18,000.00
Hoplite Hub Inventory	23,035.00	28,319.96
Hoplite Hub Inventory - In Progress	8,915.55	257.93
Hoplite Rental Inventory	11,105.35	8,274.59
Office Furniture	528.65	367.85
Total Fixed Assets	**$44,644.24**	**$57,265.01**
TOTAL ASSETS	**$142,855.30**	**$119,592.00**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
CapitalOne Spark Business Card	3,569.39	492.50
Chase Ink Business Card	7,711.85	(234.21)
Total Credit Cards	**$11,281.24**	**$258.29**
Other Current Liabilities		
Cash Advance	0.00	0.00
Salaries Payable	0.00	0.00
Total Other Current Liabilities	**$0.00**	**$0.00**
Total Current Liabilities	**$11,281.24**	**$258.29**
Long-Term Liabilities		
Hoplite Power LLC Loan	4,369.25	0.00
Shareholder Notes Payable	647,500.00	1,022,500.00
Total Long-Term Liabilities	**$651,869.25**	**$1,022,500.00**
Total Liabilities	**$663,150.49**	**$1,022,758.29**
Equity		
Additional Paid-In Capital	1,500.00	1,500.00
Common Stock	515.66	515.66
Founders Contributed Equity (Hoplite Power LLC)	0.00	4,369.25
Retained Earnings	(389,296.52)	(522,310.85)

	JAN - DEC 2017	JAN - DEC 2018
Net Income	(133,014.33)	(387,240.35)
Total Equity	**$ (520,295.19)**	**$ (903,166.29)**
TOTAL LIABILITIES AND EQUITY	**$142,855.30**	**$119,592.00**

Hoplite Power, Inc.

CASH FLOWS

January 2017 - December 2018

	JAN - DEC 2017	JAN - DEC 2018	TOTAL
OPERATING ACTIVITIES			
Net Income	(133,014.33)	(387,240.35)	$ (520,254.68)
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00	0.00	$0.00
Accounts Receivable	0.00	0.00	$0.00
Loan Due From Officer	(15,236.48)	3,166.05	$ (12,070.43)
Prepaid Expenses:Health & Dental Contributions	(871.91)	(578.06)	$ (1,449.97)
Computer Equipment:Depreciation	364.44	552.36	$916.80
Hoplite Hub Inventory:Depreciation	3,165.00	6,415.04	$9,580.04
Hoplite Rental Inventory:Depreciation	1,337.65	2,830.76	$4,168.41
Office Furniture:Depreciation	160.80	160.80	$321.60
CapitalOne Spark Business Card	(11,323.12)	(3,076.89)	$ (14,400.01)
Chase Ink Business Card	7,711.85	(7,946.06)	$ (234.21)
Cash Advance	0.00	0.00	$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(14,691.77)	1,524.00	$ (13,167.77)
Net cash provided by operating activities	$ (147,706.10)	$ (385,716.35)	$ (533,422.45)
INVESTING ACTIVITIES			
Computer Equipment:Original cost	(170.93)	(1,537.35)	$ (1,708.28)
Hoplite 2.0 Inventory - In Progress	0.00	(18,000.00)	$ (18,000.00)
Hoplite Hub Inventory:Original cost	(26,200.00)	(11,700.00)	$ (37,900.00)
Hoplite Hub Inventory - In Progress	20,801.53	8,657.62	$29,459.15
Net cash provided by investing activities	$ (5,569.40)	$ (22,579.73)	$ (28,149.13)
FINANCING ACTIVITIES			
Hoplite Power LLC Loan	0.00	(4,369.25)	$ (4,369.25)
Shareholder Notes Payable	232,719.52	375,000.00	$607,719.52
Common Stock	0.00	0.00	$0.00
Founders Contributed Equity (Hoplite Power LLC)	0.00	4,369.25	$4,369.25
Net cash provided by financing activities	$232,719.52	$375,000.00	$607,719.52
NET CASH INCREASE FOR PERIOD	$79,444.02	$ (33,296.08)	$46,147.94

Hoplite Power, Inc.

Income Statement

January 2017 - December 2018

	JAN - DEC 2017	JAN - DEC 2018	TOTAL
Income			
Sales	13,344.52	9,723.98	$23,068.50
Total Income	**$13,344.52**	**$9,723.98**	**$23,068.50**
Cost of Goods Sold			
Cost of Goods Sold	7.80	0.00	$7.80
Partner Revenue Share	245.00	459.77	$704.77
Total Cost of Goods Sold	**$252.80**	**$459.77**	**$712.57**
GROSS PROFIT	**$13,091.72**	**$9,264.21**	**$22,355.93**
Expenses			
Commissions & Fees	5,981.38	16,174.18	$22,155.56
Hub Connectivity Costs	1,205.29	4,311.91	$5,517.20
Insurance	13,288.79	11,190.07	$24,478.86
Legal & Professional Fees	3,190.00	7,787.88	$10,977.88
Office/General Administrative Expenses	5,449.32	2,321.17	$7,770.49
Payroll & Wages	54,883.81	144,495.11	$199,378.92
Rent Expense	23,180.95	23,421.05	$46,602.00
Research & Development	18,409.70	153,281.80	$171,691.50
Sales & Marketing	724.12	6,781.30	$7,505.42
Sales Tax Paid	599.54	266.09	$865.63
Shipping & Deliveries	104.95	3,249.36	$3,354.31
Tools & Supplies	962.93	2,126.46	$3,089.39
Travel	8,979.33	9,520.32	$18,499.65
Utilities	43.26	0.00	$43.26
Total Expenses	**$137,003.37**	**$384,926.70**	**$521,930.07**
NET OPERATING INCOME	**$ (123,911.65)**	**$ (375,662.49)**	**$ (499,574.14)**
Other Income			
Other Miscellaneous Income	11.65	0.00	$11.65
Total Other Income	**$11.65**	**$0.00**	**$11.65**
Other Expenses			
Bank Charges	530.96	478.53	$1,009.49
Depreciation	5,027.89	9,958.96	$14,986.85
Interest Expense	3,509.48	688.37	$4,197.85
Taxes Paid	46.00	452.00	$498.00
Total Other Expenses	**$9,114.33**	**$11,577.86**	**$20,692.19**
NET OTHER INCOME	**$ (9,102.68)**	**$ (11,577.86)**	**$ (20,680.54)**
NET INCOME	**$ (133,014.33)**	**$ (387,240.35)**	**$ (520,254.68)**

EXHIBIT B
Company Summary



MicroVentures



Power Protected. Stay Connected.

Company: Hoplite Power

Market: Consumer Electronics

Product: A smartphone "charge-sharing" network providing convenient portable power

Company Highlights

- Signed contract for pilot program to install second-generation Hoplite Hubs at Citi Field (NY Mets), starting September 2019
- Targeting other professional teams, entertainment facilities, and universities for future pilots
- Received over $1 million in funding since inception
- Plans to release advertising and sponsorship model in late 2019 or early 2020

EXECUTIVE SNAPSHOT

Hoplite Power has developed a proprietary charging solution geared towards sports stadiums, large entertainment venues, and other facilities and events where finding a charge otherwise can prove difficult. The company offers scalable networks for convenient, on-demand phone charging, which feature Hoplite Hubs (smart kiosks) and Hoplites (rentable vended battery packs). Customers can rent a Hoplite, recharge wherever and whenever, and return their used Hoplite to any Hub in the network. In addition to providing a charge, Hoplite Power has positioned its hardware to serve as an out-of-home digital advertising, branding, and sponsorship platform.

PERKS

Investors that purchase the first 53,500 Crowd Notes, and thereby fund the first $53,500, will receive Crowd Notes with a conversion provision based on a $5.5 million valuation cap instead of a $6 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $5.5 million valuation cap (instead of $6 million).

The company is also offering the following perks to all investors. Perks are meant to be a thank you from the company for investing in a Crowd Note. The perks below are not inclusive of lower dollar amount perks.

$250+ (Bronze): Unique discount code for five free rentals*. Feature your name on the Investors & Partners page of the Hoplite Power website.

$500+ (Silver): Unique discount code for 10 free rentals*. Feature your name on the Investors & Partners page of the Hoplite Power website.

$1,000+ (Gold): Unique discount code for 20 free rentals*. Feature your name on the Investors & Partners page of the Hoplite Power website.



$2,500+ (Platinum): Unique discount code for 50 free rentals*. Feature your name on the Investors & Partners page of the Hoplite Power website.

$25,000+ (Ruby): Install up to three Hoplite Hubs at your facilities for free**. No service or maintenance fees for up to one year***. Feature your company's name on the Investors & Partners page of the Hoplite Power website.

$50,000+ (Diamond): Install up to five Hoplite Hubs at your facilities for free**. No service or maintenance fees for two years***. Feature your company's name on the Investors & Partners page of the Hoplite Power website.

Free rentals are still subject to Hoplite Power's standard Terms and Conditions

**Any additional Hoplite Hubs installed may be subject to installation and set-up costs as determined by Hoplite.*

****The exclusion from any service and maintenance fees will commence from the date Hoplite institutes a standard fee schedule for partners, and not from the date of Hub(s) installation.*

COMPANY SUMMARY

Opportunity

A 2019 study by Pew Research Center found that 96% of Americans own a cell phone of some kind and 81% of Americans own a smartphone, up from 35% in 2011.[i] According to a 2018 study on smartphone users, Morning Consult found that battery life was the most important smartphone feature for users across all brands. 95% of respondents also claimed that battery life is one of the most important factors when purchasing a new phone.[ii] Even though users state that battery is the most important feature, smartphone manufacturers have not done much about battery size in the past five years.[iii] In fact, a recent survey by LG Electronics found that 90% of respondents reported feeling panic when their cell phone batter dropped to 20% or lower, a phenomenon dubbed "low battery anxiety."[iv]

Many companies have attempted to solve this "low battery anxiety" problem by implementing public charging stations in airports, stadiums, and other high-traffic locations. These public charging stations require the user to physically plug-in their device using integrated charging cables. Users have to stand by the station and wait while



their phones charge, which can prove difficult and inconvenient when on the go. Further, while useful in certain scenarios, security experts suggest avoiding public charging stations. Charging stations at an airport or stadium can easily be hacked, allowing hackers to steal data from phones using it to charge. Called "juice-jacking," cybercriminals are able to use the USB plugs to download data and install malware without the user knowing. Instead, security experts suggest utilizing a portable battery pack.[v]

Founded in September 2014, and based in New York City, Hoplite Power has built an on-demand



smartphone charging network geared towards sports stadiums, large venues, events, and more. The company designs, manufactures, and operates autonomous vending kiosks, called Hoplite Hubs, that distribute universal, external smartphone chargers, which are known as Hoplites. Hoplites are rented directly from Hoplite Hubs and are compatible with most iPhone and Android devices. The Hubs have been engineered to dispense, reaccept, and recharge Hoplites automatically.

Product



HOPLITE POWER
Meet the Hoplite Power Network
A smart CHARGE-SHARING network for convenient, on-the-go smartphone charging
• Access to portable power when and where you need it!
• Solves the "charging problem" for people and businesses alike

Hoplites are manufactured to be compact, portable, and compatible with all iPhone and Android devices. Customers can find Hoplite Hubs both on the company's website or other Hoplite Hubs in the network. Hoplite Hubs accept various payment options including credit card, debit card, Apple Pay, Google Pay, and more. Each kiosk is designed to be completely autonomous and can accept and recharge returned Hoplites.

How it works:







Rent a Hoplite
Users can rent a Hoplite from any Hub in the Hoplite network. The

Recharge
Hoplite chargers are designed to be compact and portable so customers can take them anywhere while

RENT
RETURN

Return
Once the customer has fully charged their device, they can return the Hoplite to any Hub in the network.



| kiosks are fully autonomous and accept various payment methods. | charging their device. Customers can keep the Hoplite for up to 24 hours. | The customer can simply drop off the Hoplite and the Hoplite Hub will take care of the rest. |

Each Hoplite Hub features a 19" HD touchscreen, contactless payments that accept EMV chip and Magnetic stripes, and the capacity to store and recharge up to 48 Hoplites concurrently. Hoplite Hubs accept all major credit cards, debit cards, and digital wallets including Discover, MasterCard, Visa, American Express, Apple Pay, Google Pay, Android Pay, and Samsung Pay. Hoplite Hubs can be mounted to a wall or can be configured as a stand-alone kiosk, similar to an ATM. Each Hub contains a single slot for Hoplites to be dispensed and easily returned. If users forget to return a Hoplite to any Hub in the network, they can simply mail them back to the company.



Each Hoplite contains a 3,000 mAh lithium ion polymer battery and provides a 5V 1.2A quick charge, which means that a Hoplite can provide up to 1.5x charge capacity and can fully charge a smartphone in roughly 90 minutes. Hoplites feature a single, integrated charging cable, and users are able to choose the appropriate Hoplite based on their phone type at the time of rental - Hoplites with Lightning for iPhone devices and Hoplites with USB-C or MicroUSB for Android devices. The Hoplites also have a power button and LED indicator lights showing the remaining charge level. Customers can keep a Hoplite for up to 24 hours before returning, otherwise they are subjected to additional usage fees and can hold on to it for up to seven days before being charged the full price for the Hoplite. Each Hoplite has a unique ID number and a corresponding internal RFID tag so that the Hubs know when a user has returned the specific Hoplite they received.

Hoplite Hubs and Hoplites were designed to minimize risks of third-party hacking, data breaches, malicious attempts to access a connected device, and other forms of "juice-jacking". Hoplites only support power transfer and have no technical ability to upload data to or download data from a connected device. Furthermore, the proprietary USB-based charging interface employed in each kiosk has no data transfer capabilities whatsoever

due to Hoplite's only having two copper charging contacts: 5V power and ground; for data transfer over USB to be possible, there would have to be two additional contacts for differential data signals.


Works with all Apple® and Android™ devices
Slim, ergonomic design for on-the-go charging


HOPLITE POWER
DEAD PHONE ?
Recharge your device with Hoplite
HOPLITE POWER

Businesses of all sizes can easily become a Hoplite location partner and deploy a single Hoplite Hub or a series of Hoplite Hubs on their premises. Hoplite Power takes care of installing the Hubs, connecting to the network, and servicing every kiosk. Each Hoplite Hub connects to the network via an on-board wireless 4G LTE router which also features high-speed data connectivity and a built-in firewall for extra security so that businesses do not have to share their internet connection with the Hoplite Hub(s). Hosting Hoplite Hubs does not cost a business anything, as Hoplite Power retains ownership over the physical assets, and Hoplite gives each location partner a share of the revenue.

Use of Proceeds and Product Roadmap


Use of Proceeds: Minimum Raise ($25,000)
General Marketing
General Working Capital
40%
60%


Use of Proceeds: Maximum Raise ($107,000)
General Marketing
Research & Development
Manufacturing
General Working Capital
Repayment of Debt
7%
23%
14%
9%
47%



Hoplite Power plans to use the majority of proceeds from this raise for general marketing, research and development, general working capital, and manufacturing. If the minimum amount is raised, the company plans to allocate $15,000 towards general marketing and the remaining $10,000 towards general working capital. The company plans on utilizing various B2B and B2C marketing campaigns, including but not limited to exhibiting at industry conferences and tradeshows, placing content and advertisements in industry journals, pitching to news media and other outlets, social media and email campaigns, etc. If the maximum is raised, the company plans to allocate $50,000 towards manufacturing to build more Hubs. The company also plans on allocating $25,000 towards general marketing, $15,000 for general working capital, and $10,000 towards research and development, which will primarily revolve around software development and testing of digital advertising tools, as described in the following section.

Upcoming Products and Services

The company is currently in the process of developing tools and features needed to turn the Hoplite Charging Network into a digital advertising and sponsorship platform providing exposure to targeted audiences and demographics. Advertisers and marketers will be able to design and launch multi-layered and immersive campaigns including digital advertising on Hubs' touchscreens, and physical branding on both Hubs' and Hoplites' exteriors. Hoplite Power expects to roll-out its branding and sponsorship capabilities in late 2019 and its digital advertising capabilities in mid-2020. The company previously ran successful proof-of-concept sponsorship pilots in 2017 and was able to generate advertising and sponsorship revenue during these pilots. During these pilots, the company had two separate branding activations; one for branding on the Hoplite Hub installations and one for branding on the Hoplite chargers.



Business Model

Currently, Hoplites cost $20.00 per unit to produce, but these costs are expected to decrease as Hoplite production increases.

Hoplite rentals start at $2.99 per day; however, rental pricing can be modified based on partner locations' input. Customers can keep a Hoplite for up to six additional days for $1.99 per additional day. If a device is not returned within seven days of the rental, the customer is charged $60.00, including the initial rental price. The various prices and fees charged by the company are readily disclosed to users in the company's Terms & Conditions.





Hoplite also gives a portion of revenue to each partner that hosts a Hoplite Hub. The revenue split is negotiable per partner. For every Hoplite rental that occurs in their establishment, they will receive a portion of the rental fee. Hoplite also provides usage data to the partner including transaction volume, user phone types, user credit card types, repeat customer numbers, opt-in user contact information, etc. Currently, Hoplite provides this data free to its partners via a real-time online dashboard.

USER TRACTION

Hoplite Power launched its first pilot program in New York City in early 2017 and currently has 16 Hubs installed in bars and venues across Manhattan and Brooklyn where users can rent and return Hoplites. Since inception, the company has rented over 4,200 Hoplites. In 2018, the company rented out 2,092 Hoplites, a 33% increase from 1,578 in 2017. In the first six months of 2019, the company rented 566 Hoplites. The decline in Hoplite rentals in 2019 is due to the company's current focus on the production of its second-generation Hubs and launching them in Citi Field.





In May 2019, Hoplite Power announced a signed pilot program with the New York Mets to implement five second-generation Hoplite Hubs in Citi Field. The pilot program is planned to begin in September 2019. The company plans to seek out other potential location partners, including professional sports teams, arenas, and other venues.

HISTORICAL FINANCIALS

Hoplite began generating revenue in January 2017. In 2018, the company generated revenue of $9,724, down from $13,344 in 2017. In 2017, the company had a spike in revenue due to advertising and sponsorship pilots conducted using the first-generation Hoplite Hubs and Hoplites. The company received $5,000 in sponsorship income during a pilot program in March and April 2017. So far in 2019, the company has generated roughly $2,300 as of June 30, 2019. In 2019, the company has experimented placing Hoplite Hubs in different locations to see which generate the most traction.



In 2018, the company incurred expenses of $384,926, up from $137,003 in 2017. In March and May 2018, the company spent a combined $145,450 on research and development in order to develop its second-generation Hoplite Hub that can recharge Hoplites autonomously, among other features, and the fabrication of prototype units. The next largest expense in 2018 was $144,495 for payroll and wages followed by $23,421 for rent, and $11,190 for insurance. So far in 2019, the company has incurred expenses of $126,908 as of June 30. The company has increased its marketing efforts in 2019, spending over $8,100 as of June 30.





In 2018, the company incurred a net loss of $387,240, down from a net loss of $133,014 in 2017. So far in 2019, the company has incurred a net loss of $129,724 as of June 30, 2019.



INDUSTRY AND MARKET ANALYSIS

Americans are increasingly connected to the world of digital information while "on-the-go". A 2019 study by Pew Research Center found that 96% of Americans own a cell phone of some kind and 81% of Americans own a smartphone, up from 35% in 2011. Americans between the ages of 18 and 49 are more likely to own a cellphone or smartphone as well. 99% of Americans between the ages of 18 and 49 own a cellphone, 96% of Americans between 18 and 29 own a smartphone, and 92% of Americans aged 30-49 own a smartphone. A growing number of Americans are also using a smartphone as their primary online access at home. Roughly 20% of American



adults do not have a traditional home broadband service and use a smartphone as their primary means of online access at home.[vi]



% of U.S. adults who own the following devices

— Cellphone — Smartphone   Source: Pew Research Center

Although smartphone battery life has been slowly increasing over the past five years, advancements in connectivity, among other features, consume more power than ever. Today, smartphones are equipped with larger, brighter, and higher-resolution screens. In addition, smartphones have more apps operating in the background than ever. While this is great because we consistently receive notifications on time and are always connected to 3G, 4G, LTE, Wi-Fi, Bluetooth, or other options, it means that our devices are continuously consuming power.[vii]

Despite the reported 90% of Americans claiming, "low battery anxiety," 72% of do not carry any type of backup charger at all.[viii] Instead of smart-phone manufacturers increasing the battery size in smart phones, many have sought faster charging speeds. Phones can charge much faster now than five years ago, and wireless charging is also becoming more ubiquitous, although the technology still lags wired charging solutions in terms of charging efficiency. Instead of including larger batteries, smartphone manufacturers are able to push features that improve the charging experience, but these do not fully address the battery anxiety issue for many.[ix]

Total funding in mobile charging companies reached over $408 million across 39 deals in 2018, down from $870 million across 54 deals in 2017. In the past five years, the average funding in mobile charging companies has been $390 million across 51 deals. As of June 2019, VC investment in mobile charging companies has reached $380 million across 19 deals so far.[x]





NRG Energy (NYSE: NRG): Founded in 1992, NRG Energy is engaged in producing, selling, and delivering electricity and related products and services in the United States. In 2016, the company launched NRG Go Portable Power solutions that provide on-the-go portable smartphone chargers. The company initially placed twelve self-service stations in NRG stadium and six stations across Katy, TX where customers can choose their phone type, complete the touchscreen rental transaction, and charge their phone anywhere. The portable chargers cost $3 per day and customers can return the chargers to any self-service station in the network.[xi]

ChargeItSpot: Founded in 2012, ChargeItSpot provides charging kiosks where customers can charge their phones and secure it in steel lockers. Each kiosk features a 17" touchscreen, secure lockers, and three charging cables including Lightning, micro-USB, and USB-C. Customers must include their email and phone number in order to access their locker. Brands that partner with ChargeItSpot are able to capture key data from customers including email, phone number, and survey responses. ChargeItSpot has locations in 40 states in the U.S. and as well as locations in Canada, Mexico, and Australia. In 2015, the company raised $5.2 million from investors including Robin Hood Ventures and SoundBoard Angel Fund.[xii]

MobileQubes: Founded in 2013, MobileQubes provides automated kiosks that dispense smartphone battery charging packs. The battery packs can be rented for $4.99 for the first day and $.99 for every additional day. The packs can also be purchased for $49.99.[xiii] MobileQubes kiosks accept major credit and debit cards and customers can deposit a used battery at any kiosk in the network. In 2016, the company raised $1 million in funding led by the NO/LA Angel Network.[xiv]

FuelRod: Founded in 2011, FuelRods are portable charging systems that can be recharged or swapped out for a new one. FuelRod has over 90 self-service kiosks in the U.S., France, and Switzerland where users can purchase the battery packs or swap out an uncharged battery for a new one at a FuelRod SwapBox. Users can purchase a



FuelRod for $20-$30 depending on the location. Each FuelRod comes with a cable and connectors for Micro-USB, USB-C, and Apple Lightning. [xv]

InCharged: Founded in 2010, InCharged manufactures custom mobile charging stations that are modular, scalable, and compatible with almost every device on the market. InCharged manufactures 14 different charging stations including lockers, tables, vending machines, and more that are all suitable for different environments. All charging stations are designed to be customized so businesses can advertise while users stand close by and charge their phones. InCharged customers include Citi Field, the PGA, KC Royals, ESPN, the NFL, Chicago Cubs, Chicago White Sox, Penn State, NYU, Coachella, MasterCard, McDonalds, Google, Forbes, Starbucks, and many more.[xvi]

EXECUTIVE TEAM



Jordan Mayerson, Co-founder and CEO: Jordan graduated from the Jerome Fisher Program in Management and Technology at the University of Pennsylvania where he received both a B.S. in Economics with concentrations in Finance and Operations Management from The Wharton School of Business, and a B.A.S. in Computer Science from The School of Engineering and Applied Science. At Hoplite Power, Jordan focuses on getting stuff done, primarily focusing on biz dev, growth, and overall strategy. Additionally, he serves as Hoplite's lead full-stack developer and systems architect, is a self-taught electrical engineer, and manages Hoplite's network operations. Previously he spent 5+ years in corporate finance, including working in credit research at Goldman Sachs and investment banking advisory at Guggenheim Partners. In these various roles, he focused primarily on the Technology, Media, and Telecom sectors. When not in the office, Jordan enjoys playing golf, hitting the gym, experimenting in the kitchen, and expanding his extensive colorful sock collection.



Nikolas Schreiber, Co-Founder and CTO: Nikolas graduated from the University of Delaware's College of Engineering with a B.S.E. in Mechanical Engineering with minors in Materials Science, Sustainable Energy Technology, and Electrical Engineering, and is currently pursuing his M.B.A at NYU's Stern School of Business where he is focusing on Entrepreneurship and Global Business. At Hoplite Power, Nikolas focuses on designing products, solving engineering challenges, negotiating sales, and managing business partners. Given his background, he was able to take an idea on a piece of paper and turn it into a fully-fledged product in-market, working on everything from customer discovery and design to manufacturing and operations. Previously, he spent several years in material science research at Opila Group at the University of Delaware, in operations at a waste to renewable energy plant called Wheelabrator Technologies, and in energy modeling and consulting at EME Group. Nikolas still finds the time to be the captain of several soccer teams, rock climb and boulder at Brooklyn Boulders, travel frugally throughout the world, and cook one to two meals a day.

PAST FINANCING

Since inception, the company has raised a total of $1,022,500 in funding. In 2015, 2016, and 2017, the company raised a total of $472,500 in Friends & Family convertible notes on a $2,250,000 valuation cap with a 15%



discount. In 2017 the company raised an additional $300,000 in Seed convertible notes on a $3.5 million valuation cap with a 20% discount; the company received cash proceeds in two tranches: $175,000 in 2017 and $125,000 in 2018. In 2018 the company raised $250,000 in follow-on Seed convertible notes on a $5 million valuation cap and 20% discount.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $5.5 million or $6 million
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred units (Conversion Units) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Units by investors in the Qualified Equity Financing or (B) the price per unit based on a $5.5 million or $6 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.
Transaction Type: Primary

PRESS

SportTechie: Daily Briefing: Catapult to Monitor Head Impacts, Ticketmaster Launches Encrypted Tickets
AlleyWatch: Hoplite Power Solves the Low Battery Dilemma with its Supercharged Network of Kiosks
InnovateLI: For Those With 'Charging Anxiety,' A Lite In The Dark
PYMNTS.com: Smartphone Charger Kiosks Vie to Make Stadium Lineups
Cult of Mac: MLB stadium installs vending machines with portable iPhone chargers
Syracuse University News: Power on the Go: Innovation Law Center Assists Hoplite Power with Commercializing Novel Smartphone Charging Technology

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk



The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.pewinternet.org/fact-sheet/mobile/
[ii] https://morningconsult.com/2018/11/15/smartphone-owners-prefer-simple-features-like-battery-life-durability-camera-quality/
[iii] https://www.androidauthority.com/smartphone-battery-capacity-887305/



[iv] https://www.prnewswire.com/news-releases/low-battery-anxiety-grips-9-out-of-ten-people-300271604.html

[v] https://brobible.com/culture/article/charge-phone-airport-juice-jacking-data-theft/

[vi] https://www.pewinternet.org/fact-sheet/mobile/

[vii] https://www.makeuseof.com/tag/why-phones-have-short-battery-life/

[viii] https://veloxity.us/2015-phone-battery-statistics/

[ix] https://www.makeuseof.com/tag/why-phones-have-short-battery-life/

[x] Pitchbook

[xi] https://news.reliant.com/press-release/nrggo/no-more-phone-battery-worries-reliant-brings-portable-power-keep-greater

[xii] https://www.prweb.com/releases/phonechargingstations/funding/prweb13138832.htm

[xiii] https://chicago.suntimes.com/2019/2/13/18339429/cta-adding-vending-machines-for-phone-chargers-snacks-photo-booth

[xiv] https://neworleanscitybusiness.com/blog/2016/01/11/mobilequbes-secures-1m-from-louisiana-angels/

[xv] https://fuel-rod.com/

[xvi] https://incharged.com/clients/

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

HOPLITE POWER, INC.
29-10 Thomson ave, NY Designs C760 Ste, 20
Long Island City, NY 11101

Ladies and Gentlemen:

The undersigned understands that Hoplite Power, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated July 26, 2019 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on September 16, 2019 or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

   a)   The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Hoplite Power, Inc. 29-10 Thomson Ave, NY Designs C760 Ste, 20 Long Island City, NY 11101 Attention: Jordan Mayerson
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Hoplite Power, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

HOPLITE POWER, INC

CROWD NOTE

FOR VALUE RECEIVED, Hoplite Power, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5.5 million or $6 million. (See Conversion Price below)

The "**Discount**" is 20%.

The "**Offering End Date**" is September 16, 2019

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall be calculated as follows:

    i. Investors that purchase the first Fifty-Three Thousand, Five Hundred (53,500) Crowd Notes and thereby fund the first Fifty-Three Thousand, Five Hundred Dollars ($53,500) will receive Crowd Notes with a conversion provision based on a $5,500,000 ($5.5 million) valuation cap instead of a $6,000,000 ($6 million) valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $5,500,000 ($5.5 million) valuation cap (instead of $6 million); or

    ii. The lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the $6,000,000 ($6 million) Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c.   "**Corporate Transaction**" shall mean:

   i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii.   the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity)

   iii.   the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

   iv.   the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d.   "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e.   "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f.   "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g.   "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h.   "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i.   "**Maximum Raise Amount**" shall mean $107,000.00 under Regulation CF.

j.   "**Outstanding Principal**" shall mean the total of the Purchase Price

k.   "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note,

the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other

proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to

aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in

following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



HOPLITE
POWER

Power Protected.
Stay Connected.





Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.


HOPLITE
POWER

The Connected Fan Experience

Franchise owners are integrating new amenities and digital tech into the in-game experience to boost fan engagement.


Team and Arena Apps
- Investing in feature-rich mobile apps to increase convenience


Moving to Digital Tickets
- Helps to reduce fraud, connect with fans, and improve efficiency


Ubiquitous WiFi Coverage
- Enhanced data infrastructure for digital initiatives


New Emphasis on Social
- Redesigning spaces to cater towards millennials

What Sports Fans Are Doing on Mobile

90% Take photos and live video[i]

70% Use in-stadium WiFi access[iii]

75% Post to social media apps[ii]

65% Get player performance stats[iv]

[i, ii] Avaya. *Connected Sports Fans 2016*; Company estimates
[iii] Extreme Networks. *https://www.extremenetworks.com/resources/slideshare/wi-fi-engagements-from-super-bowl-liii*
[iv] Cisco. *Digital Fan 2.0 Brochure*; Avaya. *Connected Sports Fans 2016*; Company estimates



HOPLITE POWER

Charge Anxiety is Real



It's a problem for people…

- Smartphone users rate battery life as the biggest issue[i]
- ~50% of Americans charge their phone 2+ times daily[ii]
- Everyone loves apps, but apps are useless on a dead phone

It's a problem for venues…

- Phone charging has become a ubiquitous customer need
- Expensive to re-electrify entire facilities
- Current solutions aren't portable

It's a problem worth solving…

[i, ii] Veloxity. *https://veloxity.us/2015-phone-battery-statistics/*



HOPLITE POWER

The Market Opportunity



Locations
1,100+
105
Visitors
710M+
295M
Value
$4.5B+
$2.1B













Addressable Market
All U.S. sports arenas & stadiums, large music venues, theme parks, and convention centers



Target Market
U.S. sports arenas &stadiums (NBA, NHL, MLB, and Select NFL), and top 20 theme parks

Source: The market share and addressable market has been calculated by the company using attendance statistics from college and professional stadiums, concert attendance at stadiums, and other relevant events.



Meet the Hoplite Power Network



A smart CHARGE-SHARING network for convenient, on-the-go smartphone charging

- Access to portable power when and where you need it!
- Solves the "charging problem" for people and businesses alike

 **HOPLITE POWER**

The Hoplite & Hoplite Hub

An autonomous vending kiosk providing battery pack rentals on-demand

- Proprietary technology developed and designed internally by Hoplite team
- Engineered to support high user-throughput with minimal tech support



HOPLITE

- Universal external smartphone charger
- Compatible with most iPhones and Androids
- Ergonomic, compact, and portable design
- CE, FCC, MFi (Apple), and RoHS certified

HOPLITE HUB

- Small-footprint vending kiosk with HD signage
- Dispenses, reaccepts, and recharges Hoplites
- Real-time data and cloud-based network ops
- Secure, PCI-DSS-compliant payment system





How Hoplite Works

Rent a Hoplite for up to 24 hours of convenient smartphone charging!



1. Rent

- It's as easy as swiping or inserting your credit card.
- Hoplite rentals start at just $2.99 per day.



2. Recharge

- Works with almost all devices so you can use anywhere, anytime.
- 100% battery in ~90 min. Up to 1.5x charge capacity.



3. Return

- Return your Hoplite to any location in the network.
- Hubs recharge Hoplites so you never have to!

Accepted Payment Types

     



The Hoplite Team



Jordan Mayerson
Co-Founder & CEO

- B.S.E. Economics (Finance & Operations Management) Wharton, B.A.S. Computer Science Penn Engineering
- Previously worked in credit research at Goldman Sachs and investment banking at Guggenheim Partners
- Full-stack developer, systems architect, self-taught electrical engineer, manages Hoplite network operations and leads effort on v2 Hub sales and business development



Nikolas Schreiber
Co-Founder & CTO

- B.S.E. Mech. Engineering University of Delaware, MBA NYU Stern
- Previously worked in sustainable energy technology, research, operations, and consulting for Opila Group(UDel), Wheelabrator, EME Group
- Product designer, procurement specialist, sales/account manager, directly launched the v1 Hub to market success with hands-on involvement in the v2 rollout



MBC Shisaku
Hardware VC



CEBIP
NYSERDA Incubator



Futureworks
NYCEDC Incubator



NYDesigns
Hardware Incubator

 **HOPLITE POWER**

Traction and Accomplishments

 **Partner Wins**
- Secured contract with the NY Mets
- On-going sales teams and venues

 **Capital Raised**
- Over $1M funding in total to date
- $550K seed round in 2017

 **NYC Pilot Program**
- 17 original Hoplite Hubs installed
- ~4,300 Hoplite rentals completed

 **Tech Development**
- 100% proprietary IP; system developed/operated in-house
- Scalable manufacturing partners ready to ramp



HOPLITE POWER

Our Business Model—Overview

We provide significant value to our business partners and customers alike

B2B

HOPLITE POWER

Revenue share

Boost fan experience

Upcoming Advertising platform

Data and lead generation

Install locations

Access to sticky premium users

Sponsorship and ad dollars

Partners



HOPLITE POWER
DEAD PHONE ?
Recharge your device with Hoplite
HOPLITE POWER

B2C

Convenient access to power

Improved overall experience

Charging peace-of-mind

Users

Per-use rental revenue

Word-of-mouth promotion

The Hoplite Network



Our Business Model—Customers



Individuals value convenience. Our simple, rental-based revenue model was developed with this in mind

- Current: pay-per-use pricing starting at $2.99 per rental
- Future: monthly subscription and sponsor-subsidized pricing options

Terms & Conditions

Hoplite Rental Length: 24 hours

Additional Usage Fee: $1.99/day[i]

Lost Hoplite Max Fee: $60.00[ii]

[i] Additional usage fee is applied to any rental that exceeds 24 hours and does not exceed 7 days in total.

[ii] Maximum fee is applied to any rental that exceeds 7 days, and is inclusive of the original rental price and all additional usage fees. This fee is also assessed to any rental where the Hoplite is returned damaged or non-functional.



Our Business Model—Location Partners



Partnering with Hoplite is a boost to the fan experience without any upfront installation costs

- Hoplite provides a negotiated share of rental revenue to partners and maintains ownership of all Hubs and Hoplites
- Tech support and servicing managed by Hoplite; potential to charge recurring maintenance fee in the future

An Ideal Charging Partner For Various Business Types

               

Arenas   Venues   Theme Parks   Big Retail   Transit   and More!


HOPLITE
POWER

Roadmap and Key Milestones

APR 2019
Finish Hub DFM
Begin part sourcing


JUL 2019
Signed Mets Pilot Program
Hire 1st ops/support staff

AUG/SEP/OCT 2019
Finalize partners for scaling
Continue targeting investors


MAY 2019
Debug and finalize software
Pilot Hub manufacturing

AUG 2019
2nd Partner Pilot Program
Equity investor targeting


NOV 2019
Close equity financing
Ramp manufacturing



Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.



Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,



Risk Disclosures

Company Risk (cont.)

- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



HOPLITE
POWER

Thank You

Hoplite Power, Inc.
www.hoplitepower.com

EXHIBIT F
Video Transcript

Project: Hoplite Power – SSV Script
Length: 60 Second Video
Version: #4 – July 17, 2015
Words: **162**

You're on the go. Snapping pictures. Making plans. Streaming music.

Your phone keeps you connected to the world. But when it dies, it's bye-bye connection.

You could buy and carry a bulky battery or fight for a plug. Or you could use Hoplite, a fully automated charging network built for the way you live.

Our portable Hoplite chargers are slim and ergonomic, and plug directly into your device. No cables or outlets required.

When your battery gets low, our app points you to the nearest Hoplite Hub. From bars and cafes to stores and venues.

Just swipe your card, grab a Hoplite, and go.

That's it!

Hoplite gives you the freedom to charge wherever you go—from the end of the bar to the end of the night.

When you're done, return your Hoplite to any nearby Hub. Our Hubs recharge your Hoplite so you never have to.

Don't let a low battery hold you back. Keep your power protected, and stay connected.

[GFX: HoplitePower.com]

EXHIBIT G
Webinar Transcript

Project: Hoplite Power – SSV Script
Length: 60 Second Video
Version: #4 – July 17, 2015
Words: **162**

You're on the go. Snapping pictures. Making plans. Streaming music.

Your phone keeps you connected to the world. But when it dies, it's bye-bye connection.

You could buy and carry a bulky battery or fight for a plug. Or you could use Hoplite, a fully automated charging network built for the way you live.

Our portable Hoplite chargers are slim and ergonomic, and plug directly into your device. No cables or outlets required.

When your battery gets low, our app points you to the nearest Hoplite Hub. From bars and cafes to stores and venues.

Just swipe your card, grab a Hoplite, and go.

That's it!

Hoplite gives you the freedom to charge wherever you go—from the end of the bar to the end of the night.

When you're done, return your Hoplite to any nearby Hub. Our Hubs recharge your Hoplite so you never have to.

Don't let a low battery hold you back. Keep your power protected, and stay connected.

[GFX: HoplitePower.com]